# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, Pennsylvania (PA), 19087, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,037,854; sole dispositive power 0; shared dispositive power 5,037,854; aggregate amount beneficially owned 5,037,854 (9.4% of the class)
- SR One Capital Fund II Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,946,564; sole dispositive power 0; shared dispositive power 1,946,564; aggregate amount beneficially owned 1,946,564 (3.6% of the class)
- SR One Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,946,564; sole dispositive power 0; shared dispositive power 1,946,564; aggregate amount beneficially owned 1,946,564 (3.6% of the class)
- AMZL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,917,895; sole dispositive power 0; shared dispositive power 1,917,895; aggregate amount beneficially owned 1,917,895 (3.6% of the class)
- SR One Capital SMA Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,917,895; sole dispositive power 0; shared dispositive power 1,917,895; aggregate amount beneficially owned 1,917,895 (3.6% of the class)
- SR One Capital Opportunities Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,173,395; sole dispositive power 0; shared dispositive power 1,173,395; aggregate amount beneficially owned 1,173,395 (2.2% of the class)
- SR One Capital Opportunities Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,173,395; sole dispositive power 0; shared dispositive power 1,173,395; aggregate amount beneficially owned 1,173,395 (2.2% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,037,854; sole dispositive power 0; shared dispositive power 5,037,854; aggregate amount beneficially owned 5,037,854 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 23, 2024 (the "Schedule 13D") relating to the Common Stock of the Issuer.

## Item 2. Identity and Background
Name of person filing:
SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Fund II Aggregator, LP ("SR One Fund II Aggregator"); SR One Capital Partners II, LP ("SR One Partners II"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); SR One Capital Opportunities Fund I, LP ("SR One Opportunities Fund I"); SR One Capital Opportunities Partners I, LP ("SR One Opportunities Partners I"); and Simeon George, M.D. ("Dr. George").

SR One Fund II Aggregator is directly controlled by its general partner, SR One Partners II. AMZL is directly controlled by its general partner, SMA Partners. SR One Opportunities Fund I is directly controlled by its general partner, SR One Opportunities Partners I. SR One Partners II, SMA Partners and SR One Opportunities Partners I are directly controlled by their general partners, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund II Aggregator Shares, the AMZL Shares and the SR One Opportunities Fund I Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." SR One Fund II Aggregator, AMZL and SR One Opportunities Fund I are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners II is to act as the sole general partner of SR One Fund II Aggregator. The principal business of SMA Partners is to act as the sole general partner of AMZL. The principal business of SR One Opportunities Partners I is to act as the sole general partner of SR One Opportunities Fund I. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners II, SMA Partners, SR One Opportunities Partners I and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Fund II Aggregator, SR One Partners II, AMZL, SMA Partners, SR One Opportunities Fund I, and SR One Opportunities Partners I are limited partnerships organized under the laws of the State of Delaware. SR One Capital Management is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 7, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with (i) certain institutional and accredited investors (the "Institutional Investors") and (ii) certain directors and officers of the Issuer (the "Director and Officer Investors"), pursuant to which the Issuer agreed to sell to (i) the Institutional Investors an aggregate of 6,261,112 shares of Common Stock at a price of $19.00 per share, and (ii) the Director and Officer Investors an aggregate of 48,918 shares of Common Stock at a price of $20.85 per share, in each case in a private placement transaction (the "Private Placement"). The Private Placement closed on October 9, 2025.

Pursuant to the Securities Purchase Agreement, SR One Opportunities Fund I purchased 63,158 shares of Common Stock for an aggregate purchase price of $1,200,002.00. SR One Opportunities Fund I now beneficially owns a total of 1,173,395 shares of Common Stock (the "SR One Opportunities Fund I Shares").

The working capital of SR One Opportunities Fund I is the source of the funds for the purchase of the SR One Opportunities Fund I Shares. No part of the purchase price of the SR One Opportunities Fund I Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Opportunities Fund I Shares.

Pursuant to the Securities Purchase Agreement, AMZL purchased 63,157 shares of Common Stock for an aggregate purchase price of $1,199,983.00. AMZL now beneficially owns a total of 1,917,895 shares of Common Stock (the "AMZL Shares").

The working capital of AMZL is the source of the funds for the purchase of the AMZL Shares. No part of the purchase price of the AMZL Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the AMZL Shares.

Collectively, the Funds now beneficially own a total of 5,037,854 shares of Common Stock (the "Fund Shares").

The shares of Common Stock issued in the Private Placement were issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and have not been registered under the Securities Act.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, a copy of which is attached as Exhibit 10.3 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 8, 2025 (the "Form 8-K") and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired their respective shares for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SR One Fund II Aggregator is the record owner of the SR One Fund II Aggregator Shares. As the general partner of SR One Fund II Aggregator, SR One Partners II may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the general partner of SR One Partners II, SR One Capital Management may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund II Aggregator Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

SR One Opportunities Fund I is the record owner of the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Fund I, SR One Opportunities Partners I may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Partners I, SR One Capital Management may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Opportunities Fund I Shares.

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 53,420,343 shares of Common Stock, which includes the sum of (i) 42,110,313 shares of Common Stock reported by the Issuer to be outstanding as of July 31, 2025, on the Issuer's Form 10-Q filed with the SEC on August 12, 2025, (ii) 6,310,030 shares of Common Stock sold by the Issuer in the Private Placement, and (iii) 5,000,000 shares of Common Stock sold to InnoCare Pharma Inc. on October 7, 2025 as reported in the Form 8-K.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: SR One Opportunities Fund I and AMZL entered into the Securities Purchase Agreement and a Registration Rights Agreement on October 7, 2025, in each case, as further described in the Form 8-K, the descriptions of which are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- SR One Capital Fund II Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- SR One Capital Partners II, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- SR One Capital Opportunities Fund I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- SR One Capital Opportunities Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/14/2025)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (10/14/2025)
Comment: This Amendment No. 1 to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.